                                                                                                                                                July 6, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterCare Dx, Inc.
Offering Statement on Form 1-A
File No. 024-11567

Ladies and Gentlemen:

On behalf of InterCare Dx, Inc. (the “Company”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Offering Statement be declared qualified at 9AM. Eastern Time on Friday, July 9, 2021, or as soon thereafter as is practicable.

Sincerely,

InterCare Dx, Inc.

By:	/s/ Anthony Dike
Anthony Dike, MD
Chief Executive Officer